SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
7/1/02

For the month of July 2002

BANCOLOMBIA S.A.
(Translation of Registrant's name into English)

Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The release included in this Report on Form 6-K contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements.

BANCOLOMBIA

BANCOLOMBIA REPORTS POSITIVE FINANCIAL RESULTS FOR THE FIRST SIX MONTHS OF 2002*

- Net income earned in June reached Ps 12,869 million, 14.1% higher than in May.
- Net income for the first six months increased 50.7% compared to the same period in 2001.

Medellín, July 19, 2002. BANCOLOMBIA reports positive financial results for the first six months of 2002. Net income earned in June reached Ps 12,869 million increasing by 14.1% when compared to Ps 11,282 million in May.

According to the average balance sheet, net income earned during the first semester of 2002 amounted to Ps 72,979 million, increasing by 50.7% when compared to the same period of 2001.

The average composition of BANCOLOMBIA's operating income for the January-June 2002 period was as follows: 62.1% from net interest income, 28.0% from commissions and fees, and 9.9% from other operating income.

Accumulated assets in June increased by 15.7% to Ps 8.2 million of which interest-earning assets increased by 21.1% during the past twelve months. Accumulated liabilities, on the other hand, grew by 16.4% from Ps 6,203 million to Ps 7,220 million during the past twelve months. Within the category of liabilities, non-interest-bearing deposits and other liabilities increased by 24%, improving the Bank's funding structure. Finally, these results indicate that the Bank's capital had a positive variation of 11.1% year over year, exceeding Ps 1,000,000 million.

During the current year, the increase in interest income has resulted from higher volume in investment portfolio and other operating income different from interests. Accumulated net provisions for the period January-June 2002 decreased 25% compared to the same period in 2001, as a result of an improvement in asset quality during the same periods.

Market Share

BANCOLOMBIA's market share indicators as of May 2002 are as follows:

* Please note that the information contained herein sets forth and is based on the unconsolidated, unaudited financial results of the Bank for the periods specified and as calculated herein. Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual report on Form 20-F for the year ended December 31, 2001 or in Bancolombia's quarterly press release, each of which contain the consolidated financial results of the Bank and its subsidiaries for each of the periods specified and as calculated each therein.

Product	***Market Share***	***Rank***
Total Checking Accounts	15.9%	1°
Total Time Deposits	11.6%	1°
Total Deposits	12.0%	1°
Total Net loans	12.5%	1°

Contacts:

Jaime A. Velásquez:	Financial VP	(574) 5108666
María A. Villa:	IR Manager	(574) 5108866

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: July 23, 2002

By: ______________________
Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance